# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pangaea Logistics Solutions Ltd., CIK 0001606909
CUSIP: G6891L105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 109 Long Wharf, Newport, Rhode Island (RI), 02840
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0002047301
Persons authorized to receive notices and communications: Strategic Shipping Inc., c/o M.T. Maritime Management (USA) LLC, 2960 Post Road, Southport, Connecticut (CT), 06890, 203-226-7882; Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, (212) 574-1274

## Reporting persons
- Strategic Shipping Inc. (CIK 0002047301): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
- Strategic Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
  Comment: * Strategic Investment LLC is the sole shareholder of Strategic Shipping Inc. As such, it may be deemed to beneficially own the Common Shares (as defined below) that Strategic Shipping Inc. owns.
- Pacific Star Private Trust Company Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
  Comment: * Pacific Star Private Trust Company Ltd. ("Pacific Star") is the trustee of a trust (the "Trust"). The Trust indirectly controls all of the shares of Strategic Shipping Inc. through its direct ownership of 51.0% of the limited liability company interests in Strategic Investment LLC, which is the sole shareholder of Strategic Shipping Inc. Accordingly, Pacific Star, as trustee, may be deemed to beneficially own the 18,870,317 Common Shares (as defined below) that are owned by Strategic Shipping Inc. and beneficially owned by Strategic Investment LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Pangaea Logistics Solutions Ltd.
Address of issuer's principal executive offices: 109 Long Wharf, Newport, Rhode Island (RI), 02840
Comment: This Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 6, 2025 (the "Schedule 13D") by Strategic Shipping Inc., Strategic Investments LLC and Pacific Star Private Trust Company Ltd. (together, the "Reporting Persons"), relates to the common stock, par value $0.0001 per share (the "Common Shares"), of Pangaea Logistics Solutions Ltd. (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information included in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

Between April 4, 2025, and June 16, 2025, the Reporting Persons have acquired 510,975 Common Shares for an aggregate purchase price of approximately $2.2 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Persons have acquired the Common Shares for investment purposes. The Reporting Persons evaluate their investment in the Common Shares on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Representatives of the Reporting Persons reserve the right to engage in discussions from time to time with the board of directors and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer, including the nomination or appointment of directors to the Issuer's board of directors. In addition to the foregoing, the Reporting Persons and their representatives reserve the right to join together with others to engage the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

The Reporting Persons reserve the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of September 30, 2025, the Issuer had 65,176,619 Common Shares outstanding based on information provided by the Issuer in its Earnings Press Release issued on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Based on the foregoing, as of the date of this filing: The Reporting Persons may be deemed the beneficial owner of 18,870,317 Common Shares, representing approximately 29% of the Issuer's outstanding Common Shares. The Reporting Persons have the shared power to vote and dispose of 18,870,317 of these Common Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there were no transactions in the Common Shares other than those discussed in this Schedule 13D that were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 of this Amendment No. 1 is incorporated in this Item 6 by reference.

## Signatures
- Strategic Shipping Inc.: /s/ Constantine Tsoutsoplides, Constantine Tsoutsoplides, Chief Financial Officer (11/06/2025)
- Strategic Investment LLC: /s/ Lui Yuen Leung, Lui Yuen Leung, Board Manager (11/06/2025)
- Pacific Star Private Trust Company Ltd.: /s/ Lui Yuen Leung, Lui Yuen Leung, Director (11/06/2025)
Comment: * The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.